                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                        Hawaii National Bancshares, Inc.
           ----------------------------------------------------------
                                (Name of Issuer)

          K.J.L. Associates, Janice Moon Tong Luke Trust dated 5/4/61
                      (and Warren K.K. Luke, Sharlene Mau
                      and Jeanette Lum Chun as trustees),
                    Loretta Hung Wun Luke Trust dated 5/4/61
                       (and Warren K.K. Luke, Janice Loo
                      and Jeanette Lum Chun as trustees),
                     Beatrice Lum Luke Trust dated 5/26/83
                         (and Beatrice Luke as trustee),
                    Sharlene Kam Sun Luke Trust dated 5/4/61
                     (and Warren K.K. Luke, Loretta Yajima
                      and Jeanette Lum Chun as trustees),
                    Warren Kwan Kee Luke Trust dated 5/4/61
                       (and Jeanette Lum Chun as trustee)
         Kan Jung Luke, Warren K.K. Luke, Gordon J. Mau and Tan Tek Lum


                          $1.00 par value Common Stock
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    419758107
           ----------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                        Stephen M. Klein, Graham & Dunn,
               1420 5th Avenue, 33rd Floor, Seattle, WA 98101-2390
                                  206-340-9648
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
     Transaction Valuation                       Amount of Filing Fee
          $4,113,000                                   $822.60
                                         (included in amount set forth below)
--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $6,399.00  Filing Party: Hawaii National Bancshares, Inc
                        ---------                -------------------------------

         SEC File No. 5-39369
Form or registration no.: Schedule 13E-3           Date filed: May 14, 1999
                          --------------                       ------------

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CUSIP No. 419758107                  14D-1                     Page 2 of 8 Pages
--------------------------------------------------------------------------------

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  1       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  K.J.L. Associates
                  Janice Moon Tong Luke Trust dated 5/4/61
                  Loretta Hung Wun Luke Trust dated 5/4/61
                  Beatrice Lum Luke Trust dated 5/26/83
                  Sharlene Kam Sun Luke Trust dated 5/4/61
                  Warren Kwan Kee Luke Trust dated 5/4/61
                  Kan Jung Luke
                  Warren K.K. Luke
                  Gordon J. Mau
                  Tan Tek Lum

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                      (b)  [ ]
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  3       SEC USE ONLY

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  4       SOURCE OF FUNDS*

          None of the funds listed above will be borrowed or otherwise obtained from external sources for the purpose of acquiring the securities in the proposed transaction described in Item 5 below.

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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(e) or 2(f)  [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Individual: U.S. Citizen
          Partnership & Trusts: Honolulu, Hawaii

--------------------------------------------------------------------------------

  7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

          K.J.L. Associates - 281,908*
          Janice Moon Tong Luke Trust dated 5/4/61 - 557,113* Loretta Hung Wun Luke Trust dated 5/4/61 - 539,192* Beatrice Lum Luke Trust dated 5/26/83 - 3,671 Sharlene Kam Sun Luke Trust dated 5/4/61 - 556,694* Warren Kwan Kee Luke Trust dated 5/4/61 - 185,047* Kan Jung Luke - 14,626
          Warren K.K. Luke - 267,282
          Gordon J. Mau - 70,359
          Tan Tek Lum - 47,400

          * Represents shares beneficially owned by the general partners of K.J.L. Associates, and in the case of the trusts, by the trustees of the individual trusts. Since the trustees of the trusts are, in most instances, the same individuals, the shares shown as "beneficially owned" by the trusts are duplicative, and therefore, do not reflect true ownership of the Company.

--------------------------------------------------------------------------------
  8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

  9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

          K.J.L. Associates - 39.65
          Janice Moon Tong Luke Trust (5/4/61) - 78.36%
          Loretta Hung Wun Luke Trust (5/4/61) - 75.84%
          Beatrice Lum Luke Trust (5/26/83) - *
          Sharlene Kam Sun Luke Trust (5/4/61) - 78.30%
          Warren Kwan Kee Luke Trust (5/4/61) - 26.03%
          Kan Jung Luke - *
          Warren K.K. Luke - 37.59%
          Gordon J. Mau - 9.90%
          Tan Tek Lum - 6.67%
          * represents less than 5%

--------------------------------------------------------------------------------
  10      TYPE OF REPORTING PERSON*  IN, PN, OO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY


       This Schedule 14D-1 relates to the common stock, $1.00 par value per share ("Company Common Stock") of Hawaii National Bancshares, Inc., a Hawaii corporation (the "Company"). The principal executive offices of the Company are located at 45 North King Street, Honolulu, Hawaii 96817. As of June 30, 1999, there were 711,000 shares of Company Common Stock issued and outstanding.



       Pursuant to the terms of the tender offer, a maximum of 89,000 shares are anticipated to be acquired by the Luke Family Purchasers, at a per share price of $45.00. The "Luke Family Purchasers" are those persons funding the Company's obligations pursuant to the Transactions through their purchase of shares of New Common Stock in the private placement described in the proxy/tender offer statement. The Luke Family Purchasers are K.J.L. Associates; Janice Moon Tong Luke Trust dated 5/4/61; Loretta Hung Wun Luke Trust dated 5/4/61; Beatrice Lum Luke Trust dated 5/26/83; Sharlene Kam Sun Luke Trust dated 5/4/61; Warren Kwan Kee Luke Trust dated 5/4/61; and Kan Jung Luke.

       Mr. Warren K.K. Luke, a director of the Company, has been involved in the initiation and structuring of the Transactions and will continue to beneficially own a significant equity interest in the Company after the Transactions are completed. Because two of the other directors (Messrs. Tan Tek Lum and Gordon J.
Mau) will continue to beneficially own significant equity interests in the Company after the Transactions are completed, they (together with Warren K.K.
Luke) may be deemed to be "engaged" in the Transactions under applicable regulations of the SEC. Messrs. Warren K.K. Luke, Tan Tek Lum and Gordon J. Mau are sometimes collectively referred to as the "Management Directors."


ITEM 2.  IDENTITY AND BACKGROUND*


(a)(1)  Names of persons filing:

        Janice Moon Tong Luke Trust dated 5/4/61
        Loretta Hung Wun Luke Trust dated 5/4/61
        Beatrice Lum Luke Trust dated 5/26/83
        Sharlene Kam Sun Luke Trust dated 5/4/61
        Warren Kwan Kee Luke Trust dated 5/4/61
        Kan Jung Luke
        Warren K.K. Luke
        Gordon J. Mau
        Tan Tek Lum



* In accordance with General Instruction C, the information set forth in Items 2-7 pertain to all filing persons. Information with respect to K.J.L. Associates as a filing person has been identified separately under Item
  (a)(2)-(f)(2).



(b)(1) Address for filing persons: The address for the filing persons listed above is the address of the Issuer:


                         45 North King Street, Suite 600
                         Honolulu,  HI  96817


(c)(1)  See question (d) below.



(d)(1)  Information with respect to Messrs. K.J. Luke, Warren K.K. Luke, Gordon
        J. Mau and Tan Tek Lum is incorporated by reference to the information set forth under the caption "ELECTION OF DIRECTORS - Information with Respect to Directors/Nominees" in the Proxy/Tender Offer Statement which is an exhibit to this Schedule 14D-1 ("Proxy/Tender Offer Statement").



(e)(1) No filing person, during the past five years, has been convicted in a criminal proceeding.



(f)(1) No filing person, during the past five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, that, as a result of such proceeding, is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



(g)(1) All persons are United States citizens; the Partnership and the Trusts were formed under the laws of the State of Hawaii.



(a)(2)  Names of filing persons:        K.J.L. Associates (a limited partnership
                                        formed under the laws of the
                                        State of Hawaii).

(b)(2)   Address for filing persons:    45 North King Street
                                        Honolulu, HI, 96817

(c)(2)   See question (d) below.

(d)(2) K.J. Luke is one of the two general partners of K.J.L. Associates. The second general partner is K.J.L. Inc. Information with respect to the general partners, and the officers, directors and control persons of the corporate general partner is provided with respect to them in that capacity. The officers, directors and controlling shareholders of K.J.L. Inc. are as follows:

         K.J. Luke  - President and director
         Warren K.K. Luke - Vice President, Secretary, director and controlling shareholder
         Herbert Nagata - Treasurer and director
         Beatrice Luke - director and controlling shareholder
         Loretta Yajima - controlling shareholder
         Sharlene Mau - controlling shareholder
         Janice Loo - controlling shareholder

      Information with respect to such persons is incorporated by reference to the information set forth under the caption "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds; Luke Family Purchasers" in the Proxy/Tender Offer Statement.

(e)(2) None of the above persons, during the past five years, has been convicted in a criminal proceeding.

(f)(2) None of the above persons, during the past five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, that, as a result of such proceeding, is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY


       (a) Hawaii National Bank ("HNB") leases its office space for its headquarters at King and Smith Streets from K.J.L. Associates, an affiliate of directors K. J. Luke and Warren K. K. Luke, and a filing person. The lease has a term until December 31, 2024 with an option to renew for fifteen years and requires fixed annual rents of $1,025,445 through December 31, 2000. Rent thereafter is to be fixed for each of the succeeding 3-year periods by agreement.


       (b) No contacts, negotiations or transactions have occurred since the commencement of the Company's third full fiscal year preceding the date the
Schedule 14D-1 between the filing persons and the Company concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       This Schedule 14D-1 is being filed pursuant to the requirement of Rule 14d-1(a) which applies to any tender offer subject to Section 14(d)(1) of the Act, including, but not limited to, any tender offer for securities of a class described in that section which is made by an affiliate of the issuer of such class.

       The maximum amount of funds that may be used by the filing persons in the proposed transactions described in Item 5 are as follows:


K.J.L. ASSOCIATES:                                            $1,107,000
JANICE MOON TONG LUKE TRUST (5/4/61):                           $405,000
LORETTA HUNG WUN LUKE TRUST (5/4/61):                           $405,000
BEATRICE LUM LUKE TRUST (5/26/83):                              $270,000
SHARLENE KAM SUN LUKE (5/4/61):                                 $405,000
WARREN KWAN KEE LUKE (5/4/61):                                  $405,000
KAN JUNG LUKE:                                                $1,008,000
WARREN K.K. LUKE:                                                     $0
GORDON J. MAU:                                                        $0
TAN TEK LUM:                                                          $0


       None of the funds listed above will be borrowed or otherwise obtained from any external source for the purpose of acquiring the securities in the transactions described in Item 5.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         The Company has adopted a going-private plan consisting of three elements: a one-for-200 reverse stock split; an issuer tender offer extended to all shareholders; and a private placement of new (post-stock split) shares to members of the Luke family, which currently owns approximately 88% of the outstanding Company common stock. In connection with such Transactions, the Company has filed with the Securities and Exchange Commission, on May 14, 1999, Schedules 13E-3 and 13E-4, as subsequently amended. Attached as an exhibit to the Schedule 13E-3 is a combined preliminary proxy statement for the Company's 1999 Annual Meeting of Shareholders and tender offer statement. At the Annual Meeting, the amendment of the Company's Articles of Incorporation, in order to effect the reverse stock split, will be voted upon by the Company's shareholders. The preliminary proxy/tender offer statement will also serve as the disclosure document in connection with the tender offer.

       The Luke Family Purchasers included in the filing of this Schedule 14D-1 are the persons who will purchase shares of post-split Company common stock in the private placement. The Management Directors will not be involved in funding the Transactions. The purpose of the private placement is to fund the Company's obligations to: (i) pay cash in lieu of fractional shares in connection with the proposed reverse stock split, and (ii) purchase shares tendered to it pursuant to the proposed issuer tender offer (collectively, the "Purchase Funds").

       In the private placement, the Luke Family Purchasers will acquire shares of new (post-split) common stock at a price of $9,000 per share. Adjusted to give effect to the reverse stock split, this is exactly the same as the per-share price that Company shareholders will receive for fractional shares in the reverse stock split and for tendered Company shares in the issuer tender offer. The Luke Family Purchasers will acquire sufficient shares of post-split Company common stock to fund, on a dollar-for-dollar basis, the Company's obligation to pay the Purchase Funds. The Luke Family Purchasers will deposit the sums set forth in Item 4 with HNB prior to the commencement of the tender offer. Such funds will be held and distributed by HNB pursuant to the terms of the Depositary Agreement described at Exhibit C.


       Because the number of shares that may be properly tendered to the Company in the issuer tender offer cannot be determined at this time, the amounts that may be purchased by the Luke Family Purchasers are based on the maximum amounts that are anticipated to be tendered.

       As more fully described in the Company's filings on Schedule 13E-3 and 13E-4, the private placement is an element of the Company's going-private transaction, among the purposes of which is to enable the Company to terminate the registration of its equity securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       For information in response to this question, see Item 7 of the Cover
Page.

       None of the persons filing this Schedule 14D-1 have, during the 60 days prior to the date hereof, effected any transaction in the Company's common stock.

ITEM 7. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.


       As noted above, each of the persons filing this Schedule 14D-1 are members of, or entities owned or controlled by members of, the Luke family, or are considered control persons of the Company. Aside from the respective agreements between the Luke Family Purchasers and the Company to purchase shares in the private placement as described above, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons filing this Schedule 14D-1 or between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Subscription agreements between the respective Luke Family Purchasers and the Company with respect to the purchase of the Company Common Stock in the private placement are included as Exhibit 9(c) to the Schedule 13E-4, and are incorporated herein by reference.


ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED


       The information required by this Item is incorporated by reference to the information set forth under the captions "THE ANNUAL MEETING -- Voting, Solicitation and Revocation of Proxies" and "THE REVERSE STOCK SPLIT -- Fees and Expenses; Sources of Funds; Luke Family Purchasers" in the Proxy/Tender Offer Statement.


ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS


       The filing persons, or bidders, consist of five trusts and a limited partnership, each of which has been in existence in excess of 10 years, and Messrs. K. J. Luke, Warren K. K. Luke, Gordon J. Mau and Tan Tek Lum individually. Neither the partnership nor any of the trusts were formed for the purpose of making the tender offer. Additionally, the obligations of the Luke Family Purchasers as described in Items 4 and 5 will be funded prior to the commencement of the Tender Offer, through the deposit of funds into a segregated account and subject to the terms of the Depositary Agreement described at Exhibit C. Therefore, financial information is not included with this Schedule 14D-1.


ITEM 10.  ADDITIONAL INFORMATION

       Not Applicable

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS


       Exhibit a. Amended Form of Tender Offer/Proxy Statement to be distributed to shareholders of the Company. (Incorporated by reference to Exhibit 17(d)(1) of Amendment No. 2 Pre-Rule 13E-3 Transaction Statement on
Schedule 13E-3 filed July 20, 1999 to the Schedule 13E-3 by the Company, the Luke Family Purchasers and the Management Directors).


       Exhibit b. Subscription Agreements (Incorporated by reference to Exhibit 9(c) of Amendment No. 1 to the Schedule 13E-4 filed July 2, 1999 by the Company).

       Exhibit c. Depositary Agreement (Incorporated by reference to Exhibit 9(c) of Amendment No. 1 to the Schedule 13E-4 filed on July 2, 1999 by the Company).

                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    July 20, 1999
                                        ------------------------------------
                                                     (Date)


JANICE MOON TONG LUKE TRUST             SHARLENE KAM SUN LUKE TRUST
-------------------------------         ------------------------------------
DATED MAY 4, 1961                       DATED MAY 4, 1961

/s/ Warren K.K. Luke                    /s/ Warren K.K. Luke
-------------------------------         ------------------------------------
Warren K. K. Luke, Trustee              Warren K. K. Luke, Trustee

/s/ Sharlene Mau                        /s/ Loretta Yajima
-------------------------------         ------------------------------------
Sharlene Mau, Trustee                   Loretta Yajima, Trustee

/s/ Jeanette Lum Chun                   /s/ Jeanette Lum Chun
-------------------------------         ------------------------------------
Jeanette Lum Chun, Trustee              Jeanette Lum Chun, Trustee


LORETTA HUNG WUN LUKE TRUST             WARREN KWAN KEE LUKE TRUST
-------------------------------         ------------------------------------
DATED MAY 4, 1961                       DATED MAY 4, 1961

/s/ Warren K.K. Luke                    /s/ Jeanette Lum Chun
-------------------------------         ------------------------------------
Warren K. K. Luke, Trustee              Jeanette Lum Chun, Trustee

/s/ Janice Loo                          KAN JUNG LUKE
-------------------------------         ------------------------------------
Janice Loo, Trustee

/s/ Jeanette Lum Chun                   /s/ Warren K.K. Luke
-------------------------------         ------------------------------------
Jeanette Lum Chun, Trustee              Warren K. K. Luke, Attorney-in-fact


BEATRICE LUM LUKE TRUST                 K.J.L. ASSOCIATES, A HAWAII
-------------------------------         ------------------------------------
DATED MAY 26, 1983                      LIMITED PARTNERSHIP

/s/ Beatrice Luke                       BY:  K.J.L., INC., CORPORATE GENERAL
-------------------------------              PARTNER
Beatrice Luke, Trustee

                                        /s/ Warren K.K. Luke
                                        ------------------------------------
                                        Warren K. K. Luke, Vice President
                                        and Secretary

                                        /s/ WARREN K.K. LUKE
                                        ------------------------------------
                                        Warren K.K. Luke

                                        /s/ TAN TEK CUM
                                        ------------------------------------
                                        Tan Tek Cum

                                        /s/ GORDON J. MAU
                                        ------------------------------------
                                        Gordon J. Mau


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